UN
SECURITIES AN
11020791
Washington, D.C. 20549

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# ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC MAIL PROCESSING SECTION RECEIVED MAR 15 2011 WASH, DC 211

| SEC FILE NUMBER |
|---|
| 8- 68308 |

## FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/10 AND ENDING 12/31/10
MM/DD/YY MM/DD/YY

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SPRING HILL CAPITAL MARKETS, LLC

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1095 AVENUE OF THE AMERICAS, 26TH FL
(No. and Street)

NEW YORK NY 10036
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

RICHARD EGAN 781-296-3558
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

SALVATORE ALBANESE & COMPANY
(Name – *if individual, state last, first, middle name*)

65 EAST JOHN STREET HICKSVILLE NY 11801
(Address) (City) (State) (Zip Code)

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

AB 3/21

3/30

# OATH OR AFFIRMATION

I, RICHARD EGAN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SPRING HILL CAPITAL PARTNERS, LLC, as of DECEMBER 31, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CFO

Title

Denise Utt 3/14/11

DENISE UTT
NOTARY PUBLIC, STATE OF NEW YORK
NO. 01UT9419228
QUALIFIED IN NEW YORK COUNTY
COMMISSION EXPIRES AUGUST 31, 2014

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☑ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

**SPRING HILL CAPITAL MARKETS, LLC**
**SUPPLEMENTARY INFORMATION**
**COMPUTATION OF NET CAPITAL (RULE 15C 3-3)**
**AND RELATED RECONCILIATION**
**DECEMBER 31, 2010**

| | | |
|---|---|---|
| **Total Members' Equity** | | $ 964,043 |
| Deductions and/or charges: | | |
| Nonallowable assets: | | |
| Due from Related Party | $ 20,000 | |
| Property and Equipment, less Accumulated Depreciation and Amortization of $56,043 | 244,829 | |
| | | 264,829 |
| **Net Capital** | | **699,214** |
| Minimum Net Capital Requirement | | 100,000 |
| **Excess Net Capital** | | **$ 599,214** |
| Ratio of aggregate indebtedness to net capital | | 0.21 to 1 |

**Reconciliation of Material Differences:**

| | |
|---|---|
| Net Capital per Above Computation | $ 699,214 |
| Net Capital per Focus Report Filed | 876,781 |
| **Difference** | **$ (177,567)** |

Difference Accounted for as Follows:

| | |
|---|---|
| Accrual of Additional Expenses | $ (177,567) |
| Difference per Above Reconciliation | $ (177,567) |

SPRING HILL CAPITAL MARKETS, LLC
FINANCIAL STATEMENTS AND
INDEPENDENT AUDITOR'S REPORT
AS OF DECEMBER 31, 2010

# SPRING HILL CAPITAL MARKETS, LLC
# ANNUAL REPORT
# DECEMBER 31, 2010

## TABLE OF CONTENTS

## FINANCIAL STATEMENTS



## SUPPLEMENTAL REPORTS

Salvatore Albanese & Co.
CERTIFIED PUBLIC ACCOUNTANTS

SEC MAIL PROCESSING SECTION
RECEIVED
MAR 15 2011
WASH, D.C.
189

To the Members
Spring Hill Capital Markets, LLC

## INDEPENDENT AUDITOR'S REPORT

We have audited the accompanying statement of financial condition of Spring Hill Capital Markets, LLC as of December 31, 2010, and the related statements of income and members' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Spring Hill Capital Markets, LLC as of December 31, 2010, and the results of its operations and its cash flows, for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplemental reports is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Respectfully submitted,

Salvatore Albanese CPA
Salvatore Albanese & Co., LLC

New York, New York
March 11, 2011

875 Avenue of the Americas, New York, NY 10001
Tel: (212) 714-0064 Fax: (212) 629-9553
65 East John Street, Hicksville, NY 11801
Tel: (516) 417-8503 Fax: (516) 213-4895
www.salalbanese.com

**SPRING HILL CAPITAL MARKETS, LLC**
**STATEMENT OF FINANCIAL CONDITION**
**DECEMBER 31, 2010**

## ASSETS

| | | |
|---|---|---|
| Cash and Cash Equivalents | $767,707 | |
| Receivable from Clearing Broker | 211,286 | |
| Due from Related Parties | 20,000 | |
| Total Current Assets | | $998,993 |
| Property and Equipment less Accumulated Depreciation of $2066 | 28,921 | |
| Organizational Costs less Accumulated Amortization of $53,977 | 215,908 | |
| Total Other Assets | | 244,829 |
| **TOTAL ASSETS** | | **$1,243,822** |

## LIABILITIES AND MEMBERS' EQUITY

| | | |
|---|---|---|
| **Liabilities** | | |
| Accounts Payable | $144,357 | |
| Due to Related Party | 135,422 | |
| **Total Current Liabilities** | | $279,779 |
| **Members' Equity** | | 964,043 |
| **TOTAL LIABILITIES & MEMBERS' EQUITY** | | **$1,243,822** |

The accompanying auditor's report and notes to financial statements are an integral part of this statement.

**SPRING HILL CAPITAL MARKETS, LLC**
**STATEMENT OF INCOME AND MEMBERS' EQUITY**
**FOR THE YEAR ENDED DECEMBER 31, 2010**

| | | |
|---|---|---|
| **Income** | | |
| Commission | $9,149,238 | |
| Undrwriting Fees | 288,756 | |
| Interest | 5,743 | |
| Other Income | 20,000 | |
| | | **$9,463,737** |
| **Operating Expenses** | | |
| Salaries and Employee Benefits | 3,657,740 | |
| Commission Expense | 1,150,000 | |
| Execution & Clearing Expenses | 1,149,259 | |
| Professional Fees | 305,415 | |
| Data Processing and Communications | 125,949 | |
| Rent Expense | 149,853 | |
| Other Expense | 35,194 | |
| Depreciation & Amortization | 56,043 | |
| Total Operating Expenses | | **6,629,453** |
| **Net Income** | | **$2,834,284** |
| Members' Equity at the Beginning of the Year | | 235,000 |
| Capital Contributions | | 30,987 |
| Capital Distributions | | (2,136,228) |
| Members' Equity at the End of the Year | | **$964,043** |

The accompanying auditor's report and notes to financial statements are an integral part of this statement.

# SPRING HILL CAPITAL MARKETS, LLC
## STATEMENT OF CASH FLOWS
## FOR THE YEAR ENDED DECEMBER 31, 2010

| | | |
|---|---|---|
| **Net income from operations** | $2,834,286 | |
| Adjustments to Reconcile Net Income Provided by Operating Activities: | | |
| Depreciation and Amortization | 56,043 | |
| Decrease (Increase) in Operating Assets | | |
| Accounts Receivable | (211,286) | |
| Due from Related Party SHCP | (10,000) | |
| Increase (Decrease) in Operating Liabilities | | |
| Accounts Payable | (57,062) | |
| Due from Related Party SHMC | 135,422 | |
| Due from Related Party SHCP | (235,025) | |
| **Net Cash Provided by Operating Activities** | | **$2,512,378** |
| **CASH FLOWS FROM INVESTING ACTIVITIES** | | |
| Purchases of Equipment | (30,987) | |
| Organizational Costs | (43,468) | |
| **Net Cash Used by Investing Activities** | | **(74,455)** |
| **CASH FLOWS FROM FINANCING ACTIVITIES** | | |
| Distributions to Members-net | (1,870,216) | |
| **Net Cash Used by Financing Activites** | | **(1,870,216)** |
| **Net Increase in Cash** | | **$567,707** |
| Cash and Cash Equivalents at the Beginning of the Year | | 200,000 |
| Cash and Cash Equivalents at the End of the Year | | $767,707 |

The accompanying auditor's report and notes to financial statements are an integral part of this statement.

## NOTE 1 - ORGANIZATION AND NATURE OF BUSINESS

Spring Hill Capital Markets, LLC, hereinafter referred to as "the Company", was formed on April 22, 2009 in Delaware and is a wholly owned subsidiary of Spring Hill Holding, LLC a Delaware Limited Liability Company. The Company is a securities broker-dealer registered with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority (FINRA).

## NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

This summary of significant accounting policies is presented to assist in understanding the Company's financial statements. The financial statements and notes thereto are the representation of the Company's management, which is responsible for their integrity and objectivity. These accounting policies conform to accounting principles generally accepted in the United States of America.

Use of Estimates

In preparing financial statements in conformity with generally accepted accounting principles, management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Basis of Presentation

The Company is engaged in a single line of business as a securities broker-dealer, conducting agency transactions, on behalf of its customers.

Securities Transactions

Commission income and related execution and clearing charges are recorded on a trade-date basis as securities transactions occur.

Income Taxes

The Company has elected to be taxed as a partnership for income tax purposes. As such, the members of the Company's parent company, Spring Hill Holding, LLC, include their share of the income and losses in their respective income tax returns. Accordingly, no federal or state income taxes are payable by the Company.

Depreciation and Amortization

Depreciation and amortization are provided on a straight line method using estimated useful lives of five years.

## NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Cash and Cash Equivalents

For purposes of the Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days that are not held for sale in the ordinary course of business.

## NOTE 3 - CONCENTRATIONS OF CREDIT RISK

At December 31, 2010, the financial instruments that potentially expose the Company to concentrations of credit risk consist principally of money market funds held by its Bank. During 2010, the Company maintained cash balances on deposit with the financial institution which, from time to time, exceeded the Federal Depository Insurance Corporation limit and subjected the Company to concentration of credit risk. The Company believes that it is not exposed to any significant credit risk on such deposits.

The commissions receivable are from the Company's carrying broker. The Company does not believe that the concentration of credit risk of the aforementioned financial instruments represents a material risk of loss with respect to its financial position as of December 31, 2010.

## NOTE 4 - RECEIVABLE FROM CLEARING ORGANIZATION

Amounts Receivable from the Clearing Broker at December 31, 2010, consists of commission receivable of $211,286.

## NOTE 5 - NET CAPITAL REQUIREMENTS

As a registered broker-dealer, the Company is subject to the requirements of Rule 15c3-1 (the net capital rule) under the Securities Exchange Act of 1934. The basic concept of the rule which is liquidity requires a broker-dealer to have at all times, sufficient liquid assets to cover its current indebtedness.

Specifically, the rule prohibits a broker-dealer from permitting its "aggregate indebtedness" from exceeding 15 times its "net capital" as those terms are defined. On December 31, 2010, the aggregate indebtedness and net capital of the Company were $144,357 and $699,213, respectively. The required minimum net capital for this same date was $100,000, resulting in excess net capital of $599,213.

## NOTE 6 - OFF-BALANCE SHEET RISK

Pursuant to clearance agreements, the Company introduces all of its securities transactions to clearing brokers on a fully-disclosed basis. All of the customers' money balances and long and short security positions are carried on the books of the clearing brokers.

In accordance with the clearance agreements, the Company has agreed to indemnify the clearing brokers for losses, if any, which the clearing brokers may sustain from carrying securities transactions introduced by the Company. In accordance with the industry practice and regulatory requirements, the Company and the clearing brokers monitor collateral on the customers' accounts. In addition, the Receivable from Clearing Broker is pursuant to these clearance agreements.

## NOTE 7 - COMMITMENTS AND CONTINGENCIES

Operating Lease

On October 6, 2009, Spring Hill Management Company (a related entity of the Company) entered into an operating lease for office space that will expire on October 26, 2012. Minimum future rental payments under this non-cancelable operating lease are $408,321 for 2011 and $ $791,606 for the 10 months in 2012.

**SPRING HILL CAPITAL MARKETS, LLC**
**FINANCIAL STATEMENT SUPPLEMENTAL REPORTS**
**DECEMBER 31, 2010**

# TABLE OF CONTENTS

## ACCOUNTANTS' SUPPLEMENTARY REPORT ON INTERNAL ACCOUNTING CONTROL

To the Members of
Spring Hill Capital Markets, LLC

In planning and performing our audit of the financial statements and supplemental schedules of Spring Hill Capital Markets, LLC (the Company), for the year ended December 31, 2010, we considered its internal control structure, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in the rule 17a-5(g) in making the periodic computation of aggregate indebtedness (or aggregate debits) and net capital rule under 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives.

Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of the management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Respectfully submitted,

Salvatore Albanese CPA
Salvatore Albanese & Co., LLC
New York, New York
March 11, 2011